Exhibit (a)(5)(T)

June 17, 2026

Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor

New York, NY 10171

Attention:

John Wobensmith

Chairman of the Board and Chief Executive Officer

and

Kathleen Haines

Lead Independent Director

Dear Mr. Wobensmith and Ms. Haines:

On behalf of Diana Shipping Inc. (“Diana”), we are submitting a further revised non-binding indicative proposal to acquire all of the issued and outstanding shares of common stock of Genco Shipping & Trading Limited (“Genco”) not currently owned by Diana. Under this revised proposal, Genco shareholders would receive $27.34 of value per Genco share, comprised of $24.80 in cash plus one share of common stock of Diana. The implied value of this revised proposal is based on the volume-weighted average price per Diana share for the 30 days ended on June 16, 2026 of $2.54.

Our revised proposal would provide Genco shareholders with compelling value at a moment of cyclically high drybulk asset values that are at or near 15-year highs. Specially, this revised proposal represents:

•	A 53% premium to Genco’s closing share price on November 21, 2025, the last trading day before Diana’s initial acquisition proposal;

•	A 6% premium to Genco’s net asset value (“NAV”) per share based on vessel valuations provided by VesselsValue; and

•	A 16% premium to Genco’s closing share price of $23.51 on June 16, 2026.

The cash component of the revised proposal remains fully financed with $1.433 billion in committed financing from six leading international banks with no financing condition. As before, our revised offer is being made in partnership with Star Bulk Carriers Corp. (“Star Bulk”), but not conditioned on the completion of any transaction with Star Bulk.

Moreover, because this revised proposal reflects a meaningful premium to Genco’s NAV, it warrants immediate engagement by the Genco Board of Directors (the “Genco Board”) under the framework that you have articulated. We therefore request that the Genco Board delay the Annual Meeting of Genco Shareholders currently scheduled for June 18, 2026 to allow the Genco Board to engage with us and for Genco shareholders to have sufficient time to properly evaluate this revised proposal.

Diana has already completed extensive analysis of Genco’s publicly disclosed information and this proposal has the full support of Diana’s Board of Directors. As you know, we have retained DNB Carnegie as financial advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP and Seward & Kissel LLP as legal counsel. We and our advisors stand ready to immediately and constructively engage with Genco on the terms of this revised proposal.

Of course, this letter is a non-binding indication of our interest, and it does not create or impose any legal obligation on any party, and there will be no binding agreement between us or any commitment or obligation on either party with respect to this proposal or a possible transaction unless and until a definitive agreement is executed by Genco and Diana.

We firmly believe in our vision for a combination of our two companies, and we believe this proposal represents an unapparelled opportunity for Genco’s shareholders to obtain immediate liquidity at a substantial and compelling premium.

[Signature page follows]

Yours Sincerely,

________________________________

Semiramis Paliou

Director and Chief Executive Officer